Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Files Management Information Circular for Annual General and
     Special Meeting of Shareholders

     VANCOUVER, June 21 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, announced that it has filed its Management
Information Circular for the Company's upcoming Annual and Special General
Meeting (AGM) for shareholders to be held on July 15, 2010. In connection with the AGM, Westport proposes to reduce the size of the Board of Directors from
10 members to 8. Current directors, Henry F. "Barney" Bauermeister, J. Michael
Gallagher, and Andrew J. Littlefair, will not stand for re-election and have resigned from the Board of Directors. Mr. Gottfried "Guff" Muench is proposed for nomination as a new director whose appointment is subject to approval by shareholders at the upcoming AGM.
     "I appreciate the commitment and passion for our industry that Barney,
Mike and Andrew demonstrated as members of our board," said David Demers, CEO of Westport Innovations. "Each of the three members stepping down has made significant contributions in helping build Westport through their years of service on the Board."
     "Included in the board change is the nomination of Guff Muench as our new board member. Guff has a strong history in the natural gas transport industry serving as the first president of Cummins Westport in 2001. His career experience and success at Cummins and as one of the leading Cummins distributors will be of great assistance to the Board as we accelerate the growth of our Heavy Duty business."
     Mr. Muench obtained a Masters of Business Administration degree from the
University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales
Manager-Parts in Oakville, Ontario, and Vice-President, Distribution &
Customer Support for Cummins Engine Company in Columbus, Indiana. In 1986, Mr.
Muench became the owner and principal of Cummins British Columbia, now Cummins
Western Canada, the Cummins distributor which now serves customers in eight different provinces and territories. Mr. Muench was instrumental in the formation of Westport's 50:50 joint venture with Cummins, Cummins Westport
Inc., and served as its founding President from 2001-2002.
     If Westport's shareholders elect the proposed director nominees at the
AGM, Westport will have eight directors after the AGM, reducing the total board by two compared with 2009. More information about the board nominees is contained in the Management Information Circular.

     2010 Annual & Special General Meeting of Shareholders

     The Westport 2010 AGM will be held on Thursday, July 15, 2010 at 2:00 PM
(Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British
Columbia.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG and natural gas engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT.

     Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success and growth of our business and the outcome of the AGM. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los
Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual
Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by
National Instrument 51-102.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Darren Seed, Vice President, Investor Relations
& Communications, Westport Innovations Inc., Phone: 604-718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 08:00e 21-JUN-10